Exhibit (a)(42)
GENZYME GENERAL — US
Moderator: Caren Arnstein
February 16, 2011
8:30 am CT

Caren Arnstein:	Good morning, and welcome to today’s global town hall for Genzyme employees. I’m Caren Arnstein, Senior Vice President of Corporate Affairs and I’ll be the moderator of today’s program. As you know early this morning Genzyme and Sanofi-Aventis announced that we’ve entered into an agreement in which Sanofi-Aventis will acquire Genzyme.

We understand that you all have many, many questions and today is the start of us trying to put together some answers and provide you with more information. As you can see we have both CEOs here today to discuss what this means for both companies. We do have a record number of participants today on this call. If you’re unable to hear it live the replay will be available on Inside Genzyme.

We’ll begin today’s program with a brief perspective from Henri followed by a short presentation by Chris Viehbacher and then we’ll go to Q&A. Before we get started, I’d like to give a brief biograph-, sorry, biography of Chris. He’s of Canadian-German origin and started off in finance as a CPA and worked in GSK in a variety of positions over 20 years in Canada, US, and Europe.

Before joining Sanofi-Aventis as CEO in December of 2008 he was President, Pharmaceutical Operations North America for GSK. He is Chairman of Pharma in the United States.

Since he joined Sanofi-Aventis he has implemented a new strategy that ensures that the company delivers innovative medicine and vaccines to those in need.

So after we have the presentations from Henri, then Chris, we will have a Q&A with both CEOs. We’ve received a number of questions in advance over the past few weeks regarding a potential transaction which I will use to start the Q&A. And we’ll open it up to those of you here live in the audience and those of you on WebEx. For those of you on WebEx please use the Q&A feature at the bottom of the WebEx screen.

So now, I’d like to turn it over to Henri.

Henri Termeer:	Thanks very much. Am I connected?

((Cross talk))

Henri Termeer:	We have talked about this potentially being — our discussions early, they started awhile ago, nine months ago. And between Chris and myself, to Sanofi and Genzyme, they try to understand whether working, whether coming together would actually enhance the outcome we were trying to achieve. And of course, when we talked about it, we talked about it also, we talked about the sense of saying we like our way of independence.

We don’t need to enhance our (unintelligible). What are the risks? What are the (incentives)? What are the changes? We know (what it means to be us),

and in a way, that’s true. And the truth is when we work through this, I look at our future at the possibility to actually enhance our future in a different context. An interest, and his interest, interesting in (unintelligible). Sanofi is. . .

But Sanofi is a very interesting company as Chris will describe. But it is not where we are. It is not in the area of rare diseases. It is not in a certain - as our programs like the program that we have developed for MS. And it developed a great interest because this field of rare diseases is very important.

And the world is moving in that direction and we want to comment to each other that we take on a bigger responsibility to do this well and to do more of it and to do more of it than we could actually afford. And that’s where this kind of a merger starts to become a different proposition. I think through this combination we will be able to do more of what we’re doing because it is important work.

I satisfied myself that Chris wasn’t interested in Genzyme because he wanted to add a few products on the shelf. He was interested in Genzyme to add something - to add a platform to Sanofi, to invest in a platform so that Sanofi could create a greater, more sustainable growth platform to compete in this very large, very difficult, very challenging world that we all live in.

And that is a prospect that is a good prospect. Our responsibility do what we do continues. We had a manufacturing issue that we had to deal with and we are dealing with and we are at the bottom of it, you know, beyond the bottom of it, I have to say. And we are making progress so that we can see in the near future we start to be able to again treat the Fabry and Gaucher patients in an appropriate fashion. And that’s a good thing.

And all of us said, “Why do something now?” But there’s much more to be done. We are at the very beginnings of changing the field of MS.

((Cross talk))

Henri Termeer:	Chris and I disagree sometimes about how certain that future is. And that’s a fair enough point. So we developed the CVR, you know, a Conditional Value Right that’s bridged between these two views. And that’s okay. And he promised me that when we get to the last milestone he will come and bring the check with...personally with a bottle of my favorite wine, okay? And certainly in France they know about wine.

So it’s actually a great pleasure to introduce Chris to you. And maybe Chris, you can introduce your team. . .

Chris Viehbacher:	Yes.

Henri Termeer:	...to everybody and to introduce Sanofi to all of us and to start this new chapter in the Genzyme history — in the Genzyme future. And I have enormous confidence that with this very positive view that all of us always take about our future, because if you’re a pessimist and you develop cracks you can’t get there from here, you know, because almost nothing works.

You know, you have to stick to it, stick to it, stick to it and work as hard as you can work and then eventually you may get there but you should never give up because the goal and the purpose is so valuable. And that’s what we have lived by. We understand the patient. We look the patient in the eye and we say, “We are going to try to help bring something to you that makes a big difference.” And we’ll do that now, together.

So Chris, your floor.

Chris Viehbacher:	Well thank you, Henri. First let me thank you for a very warm welcome this morning. It’s certainly been a pleasure to discover this beautiful building and not just the fact that it’s a beautiful building, the thought that goes behind it. You know, the fact that it is a very green and environmentally friendly building already is something that I would share in terms of values.

Before I get started would like to just introduce at least some of the members of our Senior Team that are here today. I’ll start over here with Dr. Elias Zerhouni who is the President of our Global Research and Development Operations. You may know Elias as the former head of the NIH, former head of Johns Hopkins. He’s an entrepreneur who has created five companies and sold them.

And I think in addition to his scientific counsel — which has been extremely valuable to me over the last few years, in addition to being a friend for many years — I think the fact that that he has that entrepreneurial experience will be very helpful in guiding us through this next phase.

We have Philippe Luscan who is Head of our Global Industrial Affairs Operations. Philippe runs an organization of about 35,000 people with approximately 70 facilities around the world.

We have Belén Garijo who is the Head of our European Operation, an oncologist by training, so a physician. And she will actually be leading on behalf of Sanofi-Aventis the next phase of integration. It was important to me that we not only have a top business person out of our company, but the fact that Belén has had extensive experience in oncology, and particular patient groups, I think will be of particular help in making sure that we have a good cultural fit as we look to this.

We have Roberto Pucci who is our Head of Human Resources. Roberto joined the company about just over a year ago. Previous to that he was Head of Human Resources at Fiat, which has had an interesting relationship with Chrysler more recently. And he actually came out of Hewlett-Packard so has a background in high technology industries.

I’m going to introduce a very special person to you, Karen Linehan. Not only is Karen our General Counsel but you should know that Karen — who is our Global General Counsel based in Paris — was born right here in Cambridge, Massachusetts. So, you know, I won’t say that we did this deal so that Karen could get back to Boston and Cambridge on a regular basis, but she hasn’t been complaining either.

We have Jérôme Contamine who is our CFO. Jérôme has been very much involved with the discussions that Henri and I have had with Peter Wirth, and very intimately involved with the deal.

And we also have Laure Thibaud who is our Head of Global Communications. And obviously, as we go into this next phase communications are extraordinarily important. And Laure will be very much involved from the side of Sanofi-Aventis.

So, that’s largely our team. We have a number of other people here, but I think in the interest of time I’m going to move forward.

So, you know, this is obviously a big day. A big day for you, it’s a big day for us. One of the things I’d like you to know is that I have actually been in your shoes. When I left PriceWaterhouse I joined a company called Wellcome. It was Burroughs Wellcome here in the US. And I worked for Burroughs Wellcome actually in Germany, in Canada, and a little bit in the US.

And Wellcome, Burroughs Wellcome was a very particular company. It was owned by a foundation, Sir Henry Wellcome, Silas Burroughs founded the company. And basically, all of the profit of the company was plowed back into research and development.

I joined out of PriceWaterhouse. I found it a fascinating company. Company’s had five Nobel prize working for it, totally driven by science. I was coming in as a finance person. There wasn’t anybody in the company, I think, that could even spell profit. And it was just a very — had a very noble objective.

And actually, you know, years later when I was running GlaxoSmithKline in the US, there was kind of a feeling that there hadn’t been enough pipeline. There were trustees running it and this they decided that from a trustee point of view they needed to sell the company to Glaxo.

But actually, I counted later that, you know, roughly 40% of GlaxoSmithKline sales — and GlaxoSmithKline had become a vast company — had actually come out of the Wellcome labs. And, you know, I remember the very day in 1995 when my boss from the US, I was up in Montreal at the time, said that Glaxo had just acquired us. And I actually spent the next six months in London working on the integration between these two companies.

And, you know, it was called a merger, but it certainly didn’t feel like it when you were from the Wellcome side. In fact I think years later I was probably the only person still around from Wellcome. And in fact when were Glaxo-Wellcome, you know, I kind of started my CV in 1995 because if you were in

Glaxo-Wellcome there wasn’t an awful lot of benefit to being associated with the ‘W’ side of that equation.

And that marked me because I felt that there had been huge value in Wellcome. They were clearly two very different companies, Glaxo and Wellcome. You know, Wellcome, its foundation, deeply British. Glaxo also British but, you know, had the fleet of jets, had the big fancy atrium in all the buildings.

In fact at the time I remember saying, you know, the merger between Glaxo and Wellcome was a little like the Queen Mother marrying Elton John. And, you know, that’s not going to last if you don’t really work at that. And we didn’t. And I think a huge amount of value of Wellcome was lost.

So I can tell you as I stand here before you today, that I don’t want to see that kind of a process take place. You know you don’t spend $20 billion of shareholder hard-earned money on something that you don’t personally believe in. I can tell you, you can’t go through a nine month transaction and read all the press and everything else unless you personally feel, this isn’t — these aren’t just business transactions, you have to as some point make decisions. . .

((Cross talk))

Chris Viehbacher:	...as a CEO. Is that Pfizer dialing in here?

So, you know, this next phase is actually where it all starts. You know, it has been a, you know, this has been led by a very small team on both sides. But this is now where we all have to start. And I have a huge admiration for Genzyme. And in fact, you know, when you go through transactions it’s not always easy because, you know, we both have shareholders to represent. This is no longer just what does Henri want, what does Chris want. No, we have stake holders and shareholders to represent.

And so we both have to do our jobs and to do our jobs we often have to take very tough positions. And it’s not always easy because I have a tremendous admiration for Henri. You know, there are very few people get the chance to build a company like Genzyme. I think when you came you had less than 200 people in the company.

Henri Termeer:	Yes.

Chris Viehbacher:	And now, you know, we were just admiring all the factories that are worldwide, 10,000 employees, $4-1/2 billion in sales, and most importantly, medicines that make a huge different to peoples’ lives.

That’s an achievement in a lifetime that very few people get to do, very few people are capable of doing. You know, the average tenure of a CEO in the Fortune 500 is five years. So, you know, seeing someone actually be able to build a company all the way through like that is a very rare occurrence in business. And, you know, to the extent that we ever should have a Hall of Fame for truly entrepreneurial leaders who’ve really created value, then I think, you know, Henri Termeer needs to take a place of honor in such a Hall of Fame.

So when you...so — and we’ve known each other through Pharma Board meetings a number of years. So it hasn’t always been easy from that point of view when you have that kind of an emotional connection to actually get through it, but we did. And so now, you know, my view is is that we need to continue to build upon what has been already built, what has been achieved.

A lot of deals get done on the basis of synergies. And I’m not going to stand here and pretend that you don’t think that there aren’t going to be some synergies somewhere along the way. But I will also tell you that you don’t build businesses on the back of cost reduction. You build businesses on the value of providing significant improvement in peoples’ lives in this business. And that’s what we stand for and that’s what you stand for.

The actual nature of our businesses are different. You are a Cambridge-based company. We’re a Paris-based company. We’re 100,000 employees, you’re 10,000 employees. We have a broader range of products. But I think if you come down to a common commitment to patients then I think we can find a way forward and we can find a way to get together.

So my objective is really at this stage to give you a sense of, “Well, who the heck is Sanofi-Aventis, anyway?” Give you a little bit of a sense of that and then perhaps in second phase come back and sort of lay out some of the next steps that we have in mind.

So, you know, as you’ve seen we are from Paris. I don’t know how we can advance the slides, okay. Jérôme, you want to do that? I think we can get rid of the forward-looking statements.

We are a French company and very proud of that. But, you’ll also find that Sanofi-Aventis is probably one of the most global companies in this industry. You know, European companies had to leave their home markets so much earlier. You know, the population of France is 60 million people, about 1/5 of the US population.

We live in Europe where within a day’s drive you can cross the borders of countries where you’re going to run into multiple languages. So people in Europe have had to learn multiple languages, had to become culturally sensitive, and by nature went out into the world and started developing businesses.

We’ve been in India since 1956. We were the first foreign company into China. We are today very present in places even like Iraq and Iran today. We are in Africa. And we have leadership positions in a lot of those, largely also because of the nature of our business.

You know, neither Sanofi or Aventis has existed for more than about 30 years. But we have companies that now are at the root of Sanofi-Aventis that have existed for over 100 years. Companies like Hoechst companies like (Juan Polank) who sell in the United States. Marion, Merryl, and Dow, (Rorrer). Those all parts of Sanofi-Aventis today in one form or another. And those companies were in Latin America decades ago, rode out the periods of inflation and hyper-inflation and the like.

So when you look at Latin America, for example, we are clearly the number one company. Two years ago we acquired a company called Medley. Medley still exists as a brand name. You go into any pharmacy in Sao Paulo, for example, you are still going to see the Medley brand name. This was done very much in the sense we’re not actually in the generics business.

In many emerging markets people don’t have healthcare insurance provided either by their employers or by government, that are paying by cash out of their own pocket. And by buying companies like Medley, like Zentiva in Eastern Europe, this is our ability to provide a range of affordable medicines. So we operate a pricing strategy that often takes into account ability to pay. In many countries we also offer a very similar program to what you do in terms of access to medicine.

We have worked very closely with the Gates foundation, with UNICEF, in (Imagine Vaccines) programs. We are a very significant in malaria, tuberculosis; no other company does anything on sleeping sickness. We provided a program that essentially provides not only the injectable medicines — and you can imagine in Africa injectable medicines with some fairly toxic side effects is not actually an easy thing to even give away — so providing the training programs, providing the distribution.

We provide the little scooters actually for Doctors Without Borders to actually get these medicines. We’ve screened 15 million people over ten years and seen the incidence of that disease drop by 60%. And we actually have a new oral medicine come along and our goal is to be able to eradicate sleeping sickness over the next five years.

So it’s not the same types of medicines but it demonstrates a little bit some of the same values. And you can see in Asia we’re very strong, Africa, over a billion dollars of sales in Africa. But you can clearly see that Europe has been the — really the home region of the company. Roughly half of our employees are in Europe, largely concentrated between France and Germany, Germany being the roots of Hoechst which is also the part of the organization. So Frankfurt is our biggest single facility with over 10,000 employees on one single facility.

Here in the US we are in a number of different locations. The corporate headquarters of Sanofi-Aventis in the US is in Bridgewater, New Jersey. But we also have Sanofi Pasteur, a world leader in vaccine based in Swiftwater, Pennsylvania.

We have a consumer company called Chattem that’s based in Chattanooga, Tennessee. Merial, the animal health company best know perhaps for FRONTLINE, is based in Atlanta, Georgia. We have a major high throughput screening facility in Tucson, Arizona. And we also have a facility in San Francisco in the Bay Area, thanks to the acquisition that we did two years ago of a small biotechnology company called BiPar.

We have today around 12,000 employees in all of those different companies in the US. And, so you’ll probably see a number of those folks coming up from Bridgewater, but you’ll probably also meet quite a number of people from Corporate Headquarters in Paris.

So we can go to the next slide. So here’s a few stats, if you’d like, around what the company, I know most of you are probably more used to thinking about dollars. Roughly, you can add about 1/3 to the Euro number to dollar. So for 30 billion Euro in sales it’s roughly 40 billion dollars, roughly 100,000 employees worldwide.

Significant growth in emerging markets in 2010 we actually sold more product in emerging markets than either Europe or the US. There isn’t another company in the industry that can say that. And we have been busy hiring people. We have roughly 40,000 people in emerging markets. We can actually produce at very good margins in those countries because we actually produce locally. So a lot of our factories are in places like in Brazil and in Mexico and Egypt today, in China, obviously. So it is a very global business present in 110 countries and obviously one of the bigger Pharma companies.

And, you know, as we look at our business and our strategy, you know, one of the most important things is to try to develop some level of sustainability. You know, the small molecule business that has really dominated companies like ourselves — but like Pfizer, like Merck, like Lilly — is the fact that, you know, no company over a 30 year period in small molecules has ever been able to continuously have a flow of research and development to replace the blockbusters that go off patent.

So it is great to have a blockbuster when you have it. Plavix, for example, which is our biggest single product and the second biggest product anywhere in the world in this industry with sales of roughly $9 billion worldwide, you know, it’s great while you have it. But when you lose it, it really exposes the company to a lot of volatility.

So our objective has really been to try to find businesses where we have some barriers to entry. Doesn’t mean to say that we don’t have plenty of competition, but we don’t have the competition that is really unfair where at the end of a patent life someone can really just seize upon all that we have learned, copy that, and then sell that at a very low price.

And so the small molecule business in generic comes along you lose 90% of your sales in a three week period. So I personally don’t believe that a company can just continue to build on that model.

Now if you take vaccines there’s a huge know-how in making vaccines. There are three major player in vaccines today. I would predict in ten years there’s going to be three major player in vaccines. Because it’s a lot like your business, it’s a very difficult products to produce. You need an awful lot of know-how and you need an awful lot of capital.

That might be a consumer type business where, you know, we have brands, for instance in Russia, like no-shpa that has been around for six years.

Chattem was a company that we acquired last year, is 140-year-old company based out of Chattanooga and has experienced growth in every single one of its 140 years. Why? It certainly has competition but it has an awful lot of brand loyalty and I’ll show you some of the brands that are coming out of it.

So these are the growth platforms that we have had. And this is really the, you know, the continued ambition, you know, innovation will always stay at the heart of the company. But we have to have revenue streams that allow the company to have a longer term perspective.

I think that was always Henri’s vision. I mean, you diversified the company very early on, really to provide the revenue streams to be able to fund your own research and development. And, you know, so you weren’t subject just to the stock market. You weren’t just subject to venture capitalists. So we’re kind of doing that on a slightly larger scale.

Next slide please, Caren. So here are some of the products. You know, we are a world leader in diabetes. So LANTUS is the world’s biggest insulin product in diabetes. It’s sold in a device called a SoloSTAR; (ephedra) is short-acting. We are about to be the first company to actually launch a blood glucose meter that also makes insulin.

And to give you an idea of what we’re thinking about in patients, you know, the only really reason — the only real reason you’re going to measure blood glucose is to get the right dose of insulin. But nobody actually gives you a blood glucose meter that calculates the right dose of insulin. It will tell you what your blood glucose is, and then you got to fish around in your pocket for a little piece of paper that will try to give you that.

There’s an awful lot of issues in terms of the right dosing and so we see this as a very patient-friendly solution. We’ve been very strong in cancer; Taxotere and Eloxatin are bench-mark products in prostate cancer and breast cancer and ovarian cancer. Jevtana was just launched, 30% survival benefit in advanced prostate cancer.

You see all of the vaccines. I can guarantee you that if you those of you who have children and babies, a lot of you’ve had your babies vaccinated with Sanofi Pasteur products. We have a joint venture with Merck in Europe so we share the GARDASIL vaccine for women for protecting against cervical cancer.

We have a number of products in the whole cardiovascular area and atrial fibrillation, Plavix again being one, but Lovenox, Tritace, Aprovel, Multaq being most recently launched in the past year for atrial fibrillation.

And here’s all our consumer brands. The ones that depending on what part of the world you’re sitting in today, you know, you might see Doliprane which is a leading brand of paracetamol in France. You’ve got Dorflex which is a major brand in the Latin American markets. Allegra is the most prescribed antihistamine that has just been approved for over-the-counter use so that will roll out in advance of the hay fever season.

But I can certainly recommend to you the benefits of Gold Bond lotions and maybe we might even be able to procure you some free samples of that. And ACT mouthwash is equally efficacious. So we have the...what can I say? I come out of sales and marketing, actually.

Now let me just also say, okay, it’s fine to talk about a company. You know, you’ve got products, you’ve got locations. So at the heart of any company are its values. And you will never see that more than over the next coming months. We have done joint ventures with Merck, for example.

You never think about your company culture until you are confronted on a day-to-day basis with another company. You know, and that’s where you really realize that every company has its individual nature. And, you know, the way we and Merck (unintelligible) suddenly causes you to think about your own culture. And we actually did this in the past year as we were trying to design a business that is more global in nature that is more diversified.

And I think what’s interesting is that you’re going to find some of these; I think is very interesting looking at your values that are there. There are very - we are a European company. A lot of these, if you take a word like solidarity which, interestingly, doesn’t necessarily mean the same thing in English and in French. But these are very much part of European values and a very strong respect for people. And that’s why respect and solidarity are there.

You cannot be in this business without integrity. And confidence is really also around this, I think, value that you have expressed so well over the years in terms of taking some risks, being entrepreneurial. It is true that I’m probably a little bit more risk averse then Henri, but it depends on which side of the negotiating table you’re on in some of these things. So I can probably warm up to Lemtrada, too, now that, you know, I have a little different relationship with it.

But I think, you know, those — but I think that we, you know, this is something that Henri has clearly embodied. You know, a leader that has built this company has really — the values that are existing in the company are not ones you’re going to find on posters. They’re the values that people lead a business by. And so just as Henri has done that, that is actually my objective is also to make sure that these five values are present in my own personal behavior and I make sure that all of the leadership in the company are really aligned around these values.

So as we go through you’re going to find — there’s going to be, I can tell you we are a different company. I don’t know how. I can’t tell you exactly in what ways but I guarantee you that we’re going to be different. And this will cause some frustration at the start. This might cause some anxiety at the start. But I think you’ll find that we can work through it if there is the right spirit. And I’ll tell you a little bit later about how we intend to do that.

But these are very core to us and we want to live by this. And I think that was my last slide. So I think there’s another interval with Henri or do you want straight into the integration?

Caren Arnstein:	In the interest of time, what would you like to do, Henri?

Henri Termeer:	Let’s just go to the Q&A.

Caren Arnstein:	No. . .

((Cross talk))

Chris Viehbacher:	Let me just do the quick few things on. . .

Henri Termeer:	Yes, sure.

Chris Viehbacher:	We’re going to go through an integration process now. Here are the principles. I won’t go through every line of it. But I think what we really want to do is we need to really understand now the Genzyme business.

Before we start making decisions about, you know, how we’re going to structure things and where things are going to be, we’re going to go through a process where we’re trying to understand as much as we can about the business.

We want to make sure that Genzyme is as involved in the process. You know, we outnumber you 1:10 so I can guarantee that that will also at some point be an issue when you see how many people we can throw at a problem. Not always in the interest of a beneficial solution, either, but we’re working on that, too. So, you know, we will try to build that in.

The Genzyme brand is actually the core to this. So, you know, we’re not about to go changing the signs on the doors, changing your business cards. For us that Genzyme brand is very critical. We want to use the Cambridge area as our center for excellence in rare diseases. I can tell you that I personally made the decision two years ago to stop whatever we were doing in oncology research over across ten sites and build something new and state-of-the-art here in Cambridge.

So we are already on Albany Street. We are on Third Street today and building a new facility on the Memorial Drive. We acquired a campus three years ago so we have a Sanofi Pasteur here as well. We have our Dengue vaccine has come out of that. We also have a new second-generation HPV vaccine. So we do know the Cambridge area and, you know, we would be obviously very committed to that area. And we’re not going to change through this transaction.

You know, we’re going to have this as a cross-functional approach. There will be a need to obviously to dive into research and development or into tax issues. But we will actually create a structure where there’s a transversal approach to making sure that different teams talk to each other. Caren, perhaps you could advance one more.

So we will have an Integration Steering Committee. Henri and I are going to co-Chair that. We will have Senior members of the Executive Teams of both companies on that. That’s where we will come together to kind of figure out what’s going on as we advance through the integration process and make sure — not only that we’re making the right decisions — but the values that we’ve been talking about are respected.

We have — and that’s where you’ll see Belén involved in that. We will have an Integration Project Leader. That person will bring together the Project Leaders out of the different work streams in something we’re calling a Coordination Committee. And that Coordination Committee will just really prepare the issues for consideration of the broader Steering Committee.

As much as possible you want this thing to pass down into the line. But we don’t want to have a structure that’s making decision that are not done by people who aren’t ultimately responsible for a business. So that’s why I think the most important thing is going to be the Work Stream. So, you know, Elias and Alan will co-Chair a Work Stream on research and development. And we’re not going to have a lot of people second-guessing that on top of that.

But, you know, they’re going to be HR issues that are going to come out of research and development issues. There may be communication issues. And so that Coordination Committee team will really be designed to make sure that the whole things stays knit together and that, you know, as we advance we’re doing it with similar types of process and similar types of values.

Next slide, Caren. So that just says what the teams will be. As you know, (unintelligible) to really have the understanding of a lot of different things. IT systems, you know, at some point we’re going to want to talk to each other with email systems and things like that and I can guarantee you that those types of things are big issues at the start. Having common email addresses and the like, all of the legal and other issues to get this thing off the ground.

So that’s really what the structure will be. We will communicate, obviously, on an ongoing basis on that. So I don’t expect you to — no quiz on this in the morning so we can move on.

Caren Arnstein:	I think that’s. . . .

Chris Viehbacher:	And that’s the timing. So, you know, we have roughly between now — we think somewhere in — early in the second quarter that the transaction is closed. We already have Antitrust approval both from the FTC as well as from the European Commission.

So really the only thing that holds us up here is actually getting the CVR to be quoted on the NASDAQ. And there that’s dealing with the FTC and once that’s done then we can close the transaction. Then — and we all become one big family.

So we will use that period between now and early in the second quarter to plan. We don’t necessarily want a lot of contact out there in different countries. Let us work first through an approach here at the center, make sure we’ve got a good way of working together.

So, and you know, whether it’s in France or whether it’s in Thailand or whether it’s in Brazil, you know, we would prefer the companies to stay separate and everybody focused on their objectives. And we will develop a process for contact at a local level.

And the final thing I’ll say in all of this, you know, it is clearly absolutely essential in the interest of patients that we get supplies back in a very robust way. You’ve made significant progress. As Henri has said, though, you know, you’re not completely out of the woods, as we all know with low inventory levels. We do not want to disturb that in any way.

And so our first order business is also to make sure that Cerezyme and Fabrazyme, in particular, get back into our robust and manufacturing process and if we have things that we can do to actually help in that then the spirit of that will actually be in trying to put resource at your disposal if that is helpful.

So with that I’ll stop and we can go to the Q&A.

Caren Arnstein:	Okay.

Henri Termeer:	Thank you.

Caren Arnstein:	Thank you. I’ll start with. . .

((Cross talk))

Caren Arnstein:	...one of the questions that we got and then we can open it up.

Henri Termeer:	How much time do we have, Caren? About 20 minutes?

Caren Arnstein:	Yes, we 20 minutes. Yes.

Henri Termeer:	Okay, good.

Caren Arnstein:	So many employees, many of the questions asked, Henri; what do we do now? What happens immediately? Should we delay important business decisions? Is there a new review process for things? How do we act now that we have this announcement?

Henri Termeer:	To Chris’ point, you know, we are here to serve patients. So we have been distracted, but I think we’ve done a very good job of staying on track in that regard. We have to stay — that is important, we have to stay on that track. And as we get more product available, making sure that we deliver it.

There are certain things that because of the way the merger agreement describes it, certain big decisions that we now will consult with Sanofi. Chris and I will talk about it. Mike and Jérôme will talk about it and where we will make sure that we are in agreement. And those areas are actually quite well defined. None of them are terribly surprising. But the most important objective for us is to make sure that we run the business, run the company, understand it.

We will be working on the integration in the meantime. And decisions that will come out of that will have to be very carefully considered with regards to any interruptions they may cause. But that’s still — we have to develop that level of understanding first.

So nothing changes. When we leave here we go back to work and we go back to work, make sure that we do what we are there for, the patients — serving the patients in a good way.

Caren Arnstein:	Okay, are there any questions in the room? I know we have one.

Woman:	Okay, so since I am the first to ask the question live, if I could first make a comment and then ask my question. Is that okay?

Caren Arnstein:	Briefly.

Woman:	So it is obviously. . .

Caren Arnstein:	Oh, are you holding the button so everyone can hear?

Woman:	...very mixed emotions. But, you know, we come — I came in here today. The one hand the possibilities of Sanofi and Genzyme are amazing and I’m very excited about it.

But on the other hand there was definitely a tear, you know, for yesteryears. And at the prospect goodbye to a wonderful leader who has also been a friend in many ways over the years.

So I’ll go onto my question. I read the press release a couple of times and the CVR. I interpreted the terms a little differently each time. And perhaps if you could talk about what that means, the CVR and, you know, over ten years, the next ten years how that would develop. That would be great. Or if, you know, whatever you can share would be great.

Henri Termeer:	Chris, you want to take it?

Chris Viehbacher:	Henri and I have spent a lot of time on the subject.

Henri Termeer:	I think we can complete each others’ sentences.

Chris Viehbacher:	Oh, I think so. So the idea is, you know, we have a drug like Lemtrada so, you know, it’s very difficult to assess what that, what the potential of that is. You know, we’ll see Phase III studies in the middle of this year. We know that this has the promise of being one of the most — if not the most — efficacious drugs out there.

It is actually a drug I knew when I was at Wellcome because Wellcome actually originally licensed this in from Cambridge in 1992. The proof of concept in MS was in 1994 and now we are 17 years later and there’s a very good reason why those 17 years have intervened.

And so we won’t really know how successful the drug is until we really see those Phase III studies and can measure the benefits and the risks and then launch it. And obviously, you know, there is a huge promise and Henri is absolutely right to point out that promise.

However, you know, when you’re buying a company you don’t know how much that’s going to be and there’s a risk. So the CVR was in a way an opportunity to take that uncertainty and difference in view off the table.

So the way this works is that the minute the drug gets approved by the FDA there is $1 additional cash paid to every shareholder who still has their CVR, recognizing that you may wish to sell the CVR. But that will be at a discount. The total value of the CVR is $14, but that’s only if all of these milestones are met. So the value of the CVR, we don’t really know what it’s going to be.

So people can either sell or they can keep. If you keep the day that this gets approved by the FDA you get another $1. Then we will look and measure the sales in the first year following the launch of the drug. And, you know, we’ve taken into account that you’re not going to launch a drug in every country simultaneously.

So we will look at, you know, the six major markets and the rest of the world. If that hits $400 million we will pay every shareholder with a CVR two more dollars. If the sales achieve $1.8 billion then there is another $3. Then if they get to $2.3 billion there is another $4, if I remember. And then, finally, if we hit $2.8 billion that’s when I come to Henri with a check and as much of his favorite wine as he wants and we give you another $3.

So that’s how it is. It’s very much like — imagine this as being a business development for a Phase III asset, in addition to an acquisition. We structured it very much in that way. The difference is that this will be publicly quoted and obviously, there is a lot more need to make sure we’re following the metrics. That’s Lemtrada.

The only other thing was there’s $1 that is also associated with the production volumes of Cerezyme and Fabrazyme for this year. This is absolutely critical. Again, really, not just from a financial point of view but Cerezyme we’re back to being able to provide patients, but we’re still not able to provide all of the Fabry patients with what we need.

So we decided to say if the company’s own projected volumes — so not something that we came up with — but with Genzyme’s projected volumes which all in your plans today, if those are achieved at the end of the year then we will also pay $1. So all of that adds up to $14 if all of the milestones are all met.

And Henri, please.

Henri Termeer:	There is nothing that I can add. And we will do our very best to make sure that this becomes quite clear, because it is an important decision. All of you are — have options or hold shares. And all of you will have a tradable CVR, you know, or a number of them and you have to make decisions.

And we will make sure that you have all the data, all the information to make a good trade or decision.

Caren Arnstein:	Okay, I know we have some questions over WebEx.

Woman:	We have quite a few on the WebEx.

The first is our patient communities are extremely anxious to learn of what might happen to the support that they currently receive, due to the acquisition. Can the Sanofi team discuss some of the tremendous support they offer in the short and long term?

Chris Viehbacher:	I personally believe very strongly in the need to support patient groups. You know, I joined Wellcome the day that AZT was launched. And I can tell you that patient groups in HIV were very vocal, very strong, had huge influence on — at the time getting FDA approved drugs faster. Really, the whole PDUFA legislation came out of that in very much the same way that the patient advocacy groups really are making sure that there are incentives to develop orphan diseases.

I think Genzyme is absolutely exemplary in this area. One of the things that motivates me the most is really the — not only your relationship with the patient advocacy groups but individual patients. And so I can assure you, I give you my personal assurances that it — that is not going to be in any way diminished. We would — we will absolutely want to continue the same philosophy that you have established.

Caren Arnstein:	Okay, next question. Is there anyone else in the room with a question? Yes, let’s take another WebEx.

Woman:	This is from the International Group and it’s more for Henri. So a question — two questions, actually, related to large projects that Genzyme has running like ERP and Outsourcing Project and Clinical Group. What is going to happen to those projects?

Henri Termeer:	Yes, it’s an excellent question. We’ve been working on ERP for quite awhile. And it is a very big investment and we are starting to benefit from the first modules of ERP. And of course, Sanofi, which is a large company as Chris explained, also has many systems. That’s part of the integration process. Really need to understand how we can help each other in this regard.

And one very important thing is to see for the opportunities where we can jump because something is already there and ready and we can jump faster. We are intending ERP in the way it’s being implemented to be state-of-the-art so we have to make sure that whenever we jump in a different direction that we’re actually improve the objectives and I’m sure that we’re going to have actually a very, very soulful set of evaluations and communications together to make sure that we do the right thing at this — in that way.

What was the second question?

Woman:	It was related to that except large products like Independent Development Group and ERP.

Henri Termeer:	Yes, clinical development we have there only recently — we haven’t talked about it, Chris. We’ve talked about ways to do things effectively and efficiently and to benefit from the clinical math question that, you know, certain things are very expensive. To do them within the company context is expensive. To do them as a context could allow you to do certain things that you can’t afford to do by yourself. And we started the process to understand that. And we have announced internally at least that we will actually — we’re excited by the possibilities in that regard.

But you made some very big decisions not so long ago with programs. And again, here there is a lot of learning that we can do together. This is very, very ripe in our organization and I’m sure with the experiences that you have we can again do the kind of learning that will lead to the better decision.

Chris Viehbacher:	I mean, I think probably the easiest in this for most people around the world watching this, just do what you would otherwise have done. There are some areas where, again, as we’ve discussed that we want to have some idea of consultation and, you know, Elias and Alan will be sitting down together as early as this afternoon and kind of working through some of those things.

But for most people, I mean, it should be business as usual. You know, continue the projects. At such time if we do want to do something different then we can communicate on that but I think the best to avoid uncertainty is just you’ve got a lot of important programs in place and you should just carry on with those.

Caren Arnstein:	Okay, we’ll take one more from WebEx.

Woman:	When do you anticipate the full integration to be complete, i.e., when will each division know where they stand within the new structure?

Chris Viehbacher:	I mean, it’s hard to say until you actually get into it but, you know, there’s a - there’s always a balance in this type of approach. The biggest question all of you have that you know I can’t answer, but I know is more important than any others, “What happens to me?”

That is a very natural question. And to answer that question is also a balance because on the one hand you want an answer to that question as soon as you can get it. But equally, you want to have a thoughtful process so that when we answer the questions it’s hopefully the right answer.

So that’s where we’re going to be over the next few months is to make sure that we’re going sufficiently slowly to be thinking thoughtfully about how we want to do it. But sufficiently quickly so that the uncertainty that is going to be around, and that we all know is there, is dissipated and that we can tell people where they are.

So, you know, my guess is that we will be in a much clearer position really by a period of three or four months from now. Obviously if we can go faster and we think we can go faster on some things, but I will tell you, and having been through a number of these types of transactions, that it is really in everybody’s interest to make sure that, you know, if we get these first decisions right, you know, we can really build a fabulous future together.

And the lesson I have seen is that sometimes there’s such a need for speed, you know, all the corporations we have metrics and everything else and everybody feels they’ve got to be quick. But quick isn’t always good and this, you know, and this is the phase where a lot of transactions get screwed up. I don’t want that to happen.

So we’ll try to find that balance but I can tell you I am personally aware of the level of uncertainty that people have. I know you’d like to know, everyone would like to know what their status is as quickly as can. And so we’ll respect that but also we want to respect, again, what you have built here and make sure we understand it before we make those decisions.

Henri Termeer:	And let me make an additional comment. This integration is just what the word says. It is looking at the best way, best practices, the best way to get certain things done. It’s not a one-way street. We really need to understand how both organizations can benefit. . .

Chris Viehbacher:	That’s right.

Henri Termeer:	...from this merger. And if it was just one-way it’s simple. You see sometimes mergers are like that. This is not and I think that’s really the matter. So take the time to understand the issues on both sides.

Woman:	Okay. I’d like to ask one question here. That clearly both of you have spent quite a bit of time together and wondering what have you learned from one another during this process?

Henri Termeer:	You go first.

Chris Viehbacher:	Well we discovered that we both actually have quite a fondness for scotch. I can tell you we were in Davos together and we all had to hike halfway up a mountain to find a meeting room that, you know, wasn’t under the eyes of

Bloomberg or Reuters. And we came to, you know, the agreement we reached has been reached in stages.

And at each stage, you know, we weren’t there yet so you weren’t going to break out champagne but we did feel that scotch lubricated the process on a number of occasions and I think that actually worked out pretty well. I mean, I think, like, you know, it has been a transaction where clearly we don’t see eye-to-eye on things.

On the other hand, we are standing before you today with a deal that we believe is beneficial to all stakeholders, not just our shareholders. You know if you look at that CVR I’m actually pretty proud of what, you know, Henri and I’ve done on that. And I can tell you that there’s an awful lot of Henri and I in that CVR.

In thinking about things like how do you define a launch? I mean and thinking about the fact that it’s not going to be simultaneous, that we need to think about, you know, some of the things that could go wrong in the process.

And so while it has sometimes been, you know, tense as you would expect that to be, equally in each case we have found a way to get around it. And I think, you know, I certainly greatly appreciate the ability to work with Henri on that. And as I said, a little bit of scotch helped so much the better.

Henri Termeer:	The scotch came, visualize this; this was a hotel where you look at from in Davos you look at from where we were. And, in fact I was by myself and you were with Victor Dzau in the Hyatt.

You look upstairs to the hotel. And say, “Oh, I can walk that.” You know, and so you start from 8,000 feet, hotel’s at eight and a half thousand feet. And then
This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities. In connection with the amendment to the outstanding tender offer by Sanofi-Aventis for all of the outstanding shares of Genzyme Corporation that Sanofi-Aventis is obligated to make pursuant to the terms of the Merger Agreement between Sanofi Aventis GC Merger Corp., and Genzyme, dated February 16, 2011, sanofi-aventis will file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file an amended Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

you start to walk it and you discover halfway you can’t walk it. But there’s no taxis halfway. There’s nobody picking you up.

So you arrive completely exhausted and Jérôme was sitting there with a cup of tea feeling totally civilized, having arrived by taxi. Then where are the others? They’re walking the hill. And, “How long do we have to wait?” Because I thought that could be a long time. We had a delightful conversation. And 10, 15 minutes later Victor and Chris arrive totally exhausted.

And then we had a long discussion and then we had scotch. Now we’re at eight and a half thousand feet higher, not — the discussion had its moments. And with a good glass of scotch. Scotch tastes beautiful, okay? And it does make up for a lot of pain at that time. But you can only have a little drip because it is quickly too much.

After the discussions two hours later we walked down. And it turns out walking down is no improvement from walking up. Because the way I see and we were slippering (sic) down. But we had the scotch and they’re both a really great improvement.

And we had a very fine conversation on the way down which actually I treasure because that was the moment when we started to talk about what it meant to be in the business that we’re in, taking care of patients in the way that we do. And I decided at the end of that walk that Chris is all right, and that he got it. That he understands it. That he stood for what we stand for. And that’s maybe the most important thing I learned. Thank you.

Caren Arnstein:	Okay, thank you all. I think that we’ll post all of this information, the slides and things will be available on Inside Genzyme if people haven’t seen it or want to find it. We will be communicating progress updates on a regular basis and you can go to the Employee Communication Center on Genie to find all the materials related to this news.

Thank you for participating.

Chris Viehbacher:	(Miguel).

Henri Termeer:	It was a good, a good. . .
END
This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities. In connection with the amendment to the outstanding tender offer by Sanofi-Aventis for all of the outstanding shares of Genzyme Corporation that Sanofi-Aventis is obligated to make pursuant to the terms of the Merger Agreement between Sanofi Aventis GC Merger Corp., and Genzyme, dated February 16, 2011, sanofi-aventis will file an amended tender offer statement and a registration statement on Form F-4 to register certain securities and certain related documents and Genzyme will file an amended Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents will be mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. When available, documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.